SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 12, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated June 12, 2009 regarding “Ericsson refinances part of its debt with a bilateral loan.”

PRESS RELEASE	June 12, 2009

Ericsson refinances part of its debt with a bilateral loan

Ericsson (NASDAQ:ERIC) has signed a long-term bilateral loan of USD 625 million with SEK (The Swedish Export Credit Corporation), partially backed by EKN (The Swedish Export Credit Guarantee Board) working capital guarantee.

Ericsson has signed a USD denominated 625 million seven-year loan with SEK. Ericsson intends to use the proceeds of the offering for refinancing of bonds maturing within the current and next year and for general corporate purposes. The loan will lengthen Ericsson’s average debt maturity profile and provide a more efficient capital structure.

Notes to editors:

More information on Ericsson’s debt structure is found on

http://www.ericsson.com/ericsson/investors/bondholder/index.shtml

Ericsson’s multimedia content is available at www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 250 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27 billion (SEK 209 billion) in 2008. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on OMX Nordic Exchange Stockholm and NASDAQ.

For more information, visit www.ericsson.com or www.ericsson.mobi.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: press.relations@ericsson.com

Investor, analysts

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on June 12, 2009, at 08.25am CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

June 12, 2009